SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.  20549



                               FORM 11-K


                Annual Report Pursuant to Section 15(d)
                of the Securities Exchange Act of 1934



                 For the year ended December 31, 1993



                     Commission file number 1-7911



       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                   JAMES RIVER II SALARIED EMPLOYEES
                        RETIREMENT SAVINGS PLAN



      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                  JAMES RIVER CORPORATION OF VIRGINIA
                          120 Tredegar Street
                       Richmond, Virginia 23219

                   JAMES RIVER II SALARIED EMPLOYEES
                        RETIREMENT SAVINGS PLAN
  INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES, AND EXHIBITS
                            _______________

                                                                   Pages

Report of independent accountants                                    3

Financial statements:

   Statements  of  net  assets  available  for  benefits,
     with  fund information as of December 31, 1993 and 1992        4-5
   Statement of changes in net assets available for
     benefits,  with fund information for the year ended
     December 31, 1993                                               6
   Notes to financial statements                                    7-13

Supplemental schedules:

   Assets held for investment purposes as of December 31, 1993 14 Party-in-interest transactions for the year ended
     December  31,  1993                                             *
   Obligations in default for the year ended December 31, 1993       *
   Leases in default for the year ended December 31, 1993            *
   Reportable transactions for the year ended December  31,  1993   15

Exhibits to Annual Report on Form 11-K                             16-17

Signatures                                                          18

__________

*    There were no such transactions during the period specified.

                   REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
James River Corporation of Virginia:

We have audited the accompanying statements of net assets available for benefits, with fund information, of the James River II Salaried Employees Retirement Savings Plan (the "Plan") as of December 31, 1993 and 1992, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In  our  opinion,  the financial statements referred to  above  present fairly, in all material respects, the net assets available for benefits, with fund information, of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits, with fund information, for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1993 and reportable transactions for the year ended December 31, 1993, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits, with fund information, and the statement of changes in net assets available for benefits, with fund information, is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 3 of the Notes to Financial Statements, the Plan holds a guaranteed investment contract issued by Executive Life Insurance Company, a company which was placed under the control of the California Department of Insurance in April 1991, pursuant to court
order.   The  court order placed a moratorium on all distributions  and surrenders for an undetermined time period. Based upon estimates of the Plan's management, the accompanying financial statements and supplemental schedules of the Plan as of and for the year ended December 31, 1993, reflect an adjustment of $1,294,373 for the impairment of value of the Plan's investment in the Executive Life guaranteed investment contract. The ultimate value of this investment as of the end of the contract period will be dependent upon the outcome of the insurance company's final rehabilitation plan and is uncertain as of this date.

As discussed in Note 8 of the Notes to the Financial Statements, the Board of Directors of James River Corporation, the Plan's sponsor, voted to merge the Plan with the James River Corporation of Virginia StockPlus Investment Plan effective July 1, 1994.


                                   COOPERS & LYBRAND

Richmond, Virginia
June 20, 1994

            JAMES RIVER II SALARIED EMPLOYEES RETIREMENT SAVING PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1993
                                                   Fund Information
                                   James       U.S.       Fixed       Fixed
                                   River   Government     Income      Income     Discre-  Loans to
                                   Stock   Obligations  Investment  Investment  tionary   Partici-
                                   Fund        Fund       Fund A      Fund B   STIF Fund    pants       Total
           ASSETS
Cash equivalents                 $230,999     $568,143                  $3,908  $782,705    $7,158   $1,592,913
Accrued interest receivable            49        1,608                       6     2,082                  3,745
Investments, at fair value:
  Investment in Common Stock   21,779,623                                                            21,779,623
  Investment in State Street
    Bank G-STIF Fund                        18,172,452                                               18,172,452
  Investment in Executive
    Life guaranteed investment                          $7,334,782                                    7,334,782
    contracts
  Investment in T. Rowe Price
    Managed GIC Common Trust                                         2,777,156                        2,777,156
    Fund
  Loans receivable from            16,602       21,799                   4,057             540,328      582,786
    participants
      Total investments        21,796,225   18,194,251   7,334,782   2,781,213             540,328   50,646,799

      Total assets             22,027,273   18,764,002   7,334,782   2,785,127   784,787   547,486   52,243,457

         LIABILITIES
Fund transfers in transit          98,164      224,945     171,997    (495,106)                               0
Due to participants for loans      15,560       56,227                   3,629             (75,416)           0

      Total liabilities           113,724      281,172     171,997    (491,477)            (75,416)           0

Net assets available for      $21,913,549  $18,482,830  $7,162,785  $3,276,604  $784,787  $622,902  $52,243,457
  benefits

   The accompanying notes are an integral part of these financial statements.

            JAMES RIVER II SALARIED EMPLOYEES RETIREMENT SAVING PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1992
                                                               Fund Information
                                             James       U.S.        Fixed       Fixed
                                             River    Government     Income      Income    Discre-    Loans to
                                             Stock    Obligations  Investment  Investment  tionary    Partici-
                                             Fund        Fund        Fund A      Fund B    STIF Fund    pants      Total
           ASSETS
Cash equivalents                            $213,046      $35,343                 $62,573  $874,676             $1,185,638
Accrued interest receivable                       50           57                     162     2,478                  2,747
Investments, at fair value:
  Investment in Common Stock              22,336,345                                                            22,336,345
  Investment in State Street
    Bank G-STIF Fund                                   21,950,461                                               21,950,461
  Investment in Executive Life
    guaranteed investment contracts                                $8,629,155                                    8,629,155
  Investment in T. Rowe Price
    Managed GIC Common Trust Fund                                               1,305,301                        1,305,301
  Loans receivable from participants           8,563       10,599                   3,467            $618,824      641,453
      Total investments                   22,344,908   21,961,060   8,629,155   1,308,768             618,824   54,862,715

      Total assets                        22,558,004   21,996,460   8,629,155   1,371,503   877,154   618,824   56,051,100

         LIABILITIES
Payable to participants for withdrawals      494,092    1,078,199                   9,810    41,388       143    1,623,632
Fund transfers in transit                      6,404       76,370     171,997    (254,771)                               0
Due to participants for loans                 18,653       49,774                   1,724             (70,151)           0

      Total liabilities                      519,149    1,204,343     171,997    (243,237)   41,388   (70,008)   1,623,632

Net assets available for benefits        $22,038,855  $20,792,117  $8,457,158  $1,614,740  $835,766  $688,832  $54,427,468

   The accompanying notes are an integral part of these financial statements.

            JAMES RIVER II SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1993
                                                           Fund Information
                                         James       U.S.        Fixed       Fixed
                                         River    Government     Income      Income     Discre-   Loans to
                                         Stock    Obligations  Investment  Investment   tionary   Partici-
                                         Fund        Fund        Fund A      Fund B    STIF Fund  pants        Total
Additions to net assets
  attributable to:
  Investment income:
    Interest on U.S. Government
      obligations                                   $615,883                                                 $615,883
    Dividends on Common Stock          $700,475                                                               700,475
    Interest on common trust fund                                           $111,663                          111,663
    Interest on cash equivalents          2,394                                        $27,109                 29,503
    Interest on loans to
      participants                       23,738       18,477                   5,556                           47,771
      Total investment income           726,607      634,360                 117,219    27,109              1,505,295
  Net appreciation in fair
    value of investment
    in Common Stock                     933,259                                                               933,259
        Total additions               1,659,866      634,360                 117,219    27,109              2,438,554

Deductions from net assets
  attributable to:
  Distributions to participants      (1,470,152)  (1,746,746)                (39,670)  (67,150)  $(4,474)  (3,328,192)
  Writedown of investment in
    Executive Life guaranteed
    investment contract                                      $(1,294,373)                                  (1,294,373)
    Net increase (decrease)
      prior to interfund transfers      189,714   (1,112,386) (1,294,373)     77,549   (40,041)   (4,474)  (2,184,011)

Transfers between funds:
  Transfers between
    investment funds                   (365,054)  (1,205,926)              1,581,918   (10,938)                     0
  Loans to participants                 (71,649)    (113,275)                (31,517)            216,441            0
  Loan repayments                       121,683      122,300                  33,914            (277,897)           0
    Total transfers between funds      (315,020)  (1,196,901)              1,584,315   (10,938)  (61,456)           0

Net increase (decrease) in
  net assets available
  for benefits                         (125,306)  (2,309,287) (1,294,373)  1,661,864   (50,979)  (65,930)  (2,184,011)
Net assets available for
  benefits:
  Beginning of year                  22,038,855   20,792,117   8,457,158   1,614,740   835,766   688,832   54,427,468
End of year                         $21,913,549  $18,482,830  $7,162,785  $3,276,604  $784,787  $622,902  $52,243,457

   The accompanying notes are an integral part of these financial statements.

       JAMES RIVER II SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
                     NOTES TO FINANCIAL STATEMENTS



NOTE 1.   PLAN DESCRIPTION

(a) General:
    The following description of the James River II (formerly Crown Zellerbach) Salaried Employees Retirement Savings Plan (the "Plan") provides only general information on the Plan in effect as of December 31, 1993. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    The Plan was established by Crown Zellerbach Corporation ("Crown Zellerbach") in 1965. Crown Zellerbach became a wholly owned subsidiary of James River Corporation of Virginia ("James River") pursuant to an exchange offer in May 1986 and a merger transaction effective October 30, 1986. As a result of the exchange offer and the  merger,  all  shares  of  Crown  Zellerbach  common  stock  and  stock rights, other than the shares tendered and accepted pursuant to a simultaneous exchange offer by Crown Zellerbach, were exchanged for James River common stock, $.10 par value ("Common Stock").

    The   Plan   is   a   defined  contribution  plan  for   certain   salaried
    employees of James River and its domestic subsidiaries ("Participants"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Effective July 1, 1986, the Plan was curtailed such that (i) employees who were not already Participants in the Plan were no longer eligible to participate after that date and (ii) all contributions to the Plan ceased. Additionally, all Participants became fully vested in their entire account balances within the Plan as of that date.

(b) Contributions:
    Prior  to  July  1,  1986,  Participants  could  elect  to  contribute   up
    to 16% of their compensation to the Plan as follows:

        Participants  could  make  "Basic  Contributions"  on  a  tax-deferred basis of up to 6% of pay.
        Participants  contributing  the  maximum  Basic  Contributions   could
         elect to make "Supplemental Contributions" on a tax-deferred basis of up to an additional 6% of pay.
        Participants making total tax-deferred contributions of 12% could elect to make "Additional Supplemental Contributions" on a non-tax-deferred basis of up to 4% of pay.

    Prior to July 1, 1986, employer matching contributions ("Employer Contributions"), net of forfeitures, were made at a rate of 30% of total employee Basic Contributions. No Employer Contributions were made with respect to Supplemental Contributions or Additional Supplemental Contributions.

(c) Investment Options:
    As   of  December  31,  1993,  the  Plan  had  three  available  investment funds: (i) the James River Stock Fund, (ii) the U.S. Government Obligations Variable Rate Fund (the "U.S. Government Obligations Fund"), and (iii) the Fixed Income Investment Fund B ("Fund B"). Participants may direct, with certain limitations, the investment of balances attributable to Basic Contributions, Supplemental Contributions, and Additional Supplemental Contributions (collectively, "Employee Contributions") among these investment funds. As of the end of each calendar quarter, Participants may elect to transfer 25%, 50%, 75%, or 100% of their Employee Contributions among these investment funds, with certain limitations as described below. Balances attributable to Employer Contributions are invested in the James River Stock Fund, except as noted below.

    The Plan has two additional investment funds which have restrictions on additional investments and transfers. The Fixed Income Investment Fund A ("Fund A") was an eligible investment fund until October 1, 1990, at which time the Plan was amended to prohibit (i) any new investments in Fund A and (ii) direct transfers between Fund A and Fund B. Beginning one year later, as of October 1, 1991, transfers may not be made directly from either Fund A or Fund B into the U.S. Government Obligations Fund. Additionally, a Participant who transfers funds into Fund B after
    September 30, 1990, may not thereafter transfer funds directly from either Fund A or Fund B to the U.S. Government Obligations Fund. The Plan also maintains the Discretionary Short-Term Investment Fund ("Discretionary STIF Fund"), which contains balances attributable to Employer Contributions of certain former Crown Zellerbach employees. Participation in the Discretionary STIF Fund is restricted; except in certain limited circumstances, Participants may not transfer balances into this fund from the other investment funds.

    The  James  River  Stock  Fund  is invested  in  Common  Stock.   The  U.S.
    Government Obligations Fund is invested in the State Street Bank and Trust Company Governmental Short-Term Investment Fund (the "State Street Bank G-STIF"). Fund B is invested in the T. Rowe Price Trust Company, Inc. Managed GIC Common Trust Fund (the "T.
    Rowe Price Common Trust Fund"). Fund A is invested in a group annuity guaranteed interest contract (also referred to as a "guaranteed investment contract") issued by the Executive Life Insurance Company ("Executive Life") (see Note 3). The Discretionary STIF Fund is invested solely in short-term securities.

(d) Participant Loans:
    Participants who are current employees of James River may borrow cash from the Plan attributable to their Basic Contributions and Supplemental Contributions (collectively, "Tax Deferred Contributions"). No loans may be made from balances held in the
    Discretionary  STIF  Fund.   The  Loans  may  generally  be  made  for   no
    more   than  between  50%  and  75%  of  the  Participant's  Tax   Deferred
    Contributions, subject to a minimum loan of $1,000 and a maximum loan of $50,000. Plan assets attributable to a Participant's account will be liquidated to provide the funds to be loaned. Loans are repayable over a period of up to five years, except that loans used for the purchase of the Participant's primary residence may be repaid over a period of up to ten years. Loans bear interest based on the prime rate in effect at the date of the
    loan.    Principal   and  interest  payments  on  outstanding   loans   are
    credited to the Participant's accounts and are invested in the various funds in the same proportion as the Participant has most recently directed his account balances to be invested. As of December 31, 1993, there were 130 Participants with outstanding loans.

(e) Distributions:
    Plan   distributions   are   recorded   when   paid.    The   Plan   allows
    Participants to withdraw non-tax-deferred balances in any amount of whole percentage increments equal to 10% or more of the Participant's Employee Contributions without a suspension of
    participation    in   the   Plan   or   forfeiture    of    any    Employer
    Contributions.   Tax-deferred  balances  may  be  withdrawn  only  if   all
    non-tax-deferred balances have been previously withdrawn and certain financial hardships have been proven by the Participant. Withdrawals from the Plan are made in the form of cash or stock, depending upon the type of investment held by the Participant.

(f) Number of Participants:
    As of December 31, 1993 and 1992, there were 1,517 and 1,657 Participants in the Plan, respectively. The number of Participants in each of the Plan's funds as of those dates was as follows:

                  Investment Fund (1)      1993       1992
          James River Stock Fund          1,448      1,523
          U.S. Government Obligations Fund  520        575
          Fund A                            567        567
          Fund B                            113         89
          Discretionary STIF Fund            59         63
          __________
     (1) Participants may hold investments in more than one fund; accordingly, the total of participation by individual funds may exceed the total number of Plan participants.


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of Accounting:
     The financial statements of the Plan are prepared under the accrual method of accounting.

(b)  Cash Equivalents:
     Balances held under the Plan may be invested in an interest-bearing account, pending their investment in either Common Stock, the State Street Bank G-STIF, or the T. Rowe Price Common Trust Fund. Interest earned on such cash equivalents is credited to the individual Participant's accounts. Cash equivalents are stated at cost which approximates fair value.

(c)  Valuation of Investments:
     The investment in Common Stock is stated at market value, based on the closing price on the New York Stock Exchange Composite Tape on the last trading day of the period. The James River Stock Fund held 1,131,409 shares as of December 31, 1993 and 1,207,370 such shares as of December 31, 1992. The closing market price per share of Common Stock was $19.25 on December 31, 1993 and $18.50 on December 31, 1992.

     Investments held in the State Street Bank G-STIF are valued at cost and accrued interest, which approximates market. The T. Rowe Price Common Trust Fund is reported at fair value. The fair value of the Plan's investment in the T. Rowe Price Common Trust Fund is determined by T. Rowe Price, based on the fair values of the underlying assets of the fund. Fair value, as reported by T. Rowe Price, after considering the overall strength of the contract issuers, the nature and duration of restrictions on participating trust withdrawals, and comparative yields, is a reasonable approximation of contract value. The Plan may terminate its contract with T. Rowe Price at any time and receive a complete distribution of funds, after giving twelve months' notice. The Executive Life guaranteed investment contract is valued at an amount equal to contributions made under the contract, plus accrued interest at the contract rate through April 10, 1991, less the adjustment for the impairment of value as discussed in Note 3 of Notes to Financial Statements.

     The assets of the Plan are held under an Agreement of Trust with NationsBank of Virginia, N.A., Richmond, Virginia (the "Trustee"). Hewitt Associates, Atlanta, Georgia, serves as recordkeeper for the Plan.

     Loans receivable from Participants are valued at the balance of amounts due from Participants, plus accrued interest thereon, which approximates fair value.

(d)  Security Transactions and Related Investment Income:
     Security transactions are recorded as of the trade date, and dividend income is recorded on the ex-dividend date. The cost of securities sold is determined on an average cost basis.

(e)  Realized Gains or Losses on Investments:
     When a Participant (i) borrows funds, (ii) makes a transfer between funds, or (iii) receives a distribution from his account, current cash contributions to the Plan are used to provide the funds to be distributed or transferred. For accounting purposes, the historical cost basis of shares which would have been sold by the Plan to provide funds for the borrowing, transfer, or distribution is deducted from the account of that Participant, and the value of such shares is reallocated to the current Participant's contributions. Accordingly, the Plan realizes a gain or loss for the difference between the historical cost basis of shares which would have been sold and the fair value of such shares on the distribution date.

(f)  Contributions and Deposits:
     All contributions to the Plan ceased as of July 1, 1986, and, accordingly, there were no contributions made during the year ended December 31, 1993.

(g)  Withdrawals:
     Withdrawals from the Plan by Participants are presented at the fair value of the distributed investments plus cash paid in lieu of fractional shares, where applicable.

(h)  Net Appreciation in Fair Value of Investment in Common Stock:
     The net appreciation in fair value of Common Stock consists of (i) realized gains and losses on the sale of Common Stock, (ii) unrealized appreciation or depreciation of investments held by the Plan, and (iii) unrealized appreciation or depreciation of investments distributed to Participants.

(i)  Expenses:
     Certain administrative costs of the Plan are borne by James River, and no charge is made to the Plan with respect thereto. Fees paid to investment managers and other costs related to the investment of funds are deducted from investment income prior to allocation of such income to Participants.

(j)  Reclassifications:
     Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

NOTE 3.   INVESTMENT IN EXECUTIVE LIFE GUARANTEED INVESTMENT CONTRACT

On April 11, 1991, the California Insurance Commissioner obtained a court order placing Executive Life in conservatorship and under his exclusive control. Part of the court order imposed a moratorium upon surrenders, policy loans, transfers of account balances, and similar cash disbursement transactions. Accordingly, as a result of the court mandated moratorium, Participants holding balances in Fund A who had not transferred such balances to other eligible funds within the Plan prior to January 1, 1991 are now prohibited from making withdrawals, loans, fund transfers, or final distributions from this fund until such time as the California court permits cash withdrawals. The Plan accrued interest income under the Executive Life guaranteed investment contract at the stated contract rate through April 10, 1991, after which date no additional investment income has been recorded. Based upon information available, the accompanying financial statements and supplemental schedules of the Plan as of and for the year ended December 31, 1993, reflect an adjustment of $1,294,373 for the impairment of value of the Plan's investment in the Executive Life guaranteed investment contract; the ultimate value of the contract is dependent upon the outcome of Executive Life's rehabilitation plan and is not presently determinable.

NOTE 4.   PLAN TERMINATION

James River has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA (see Note 8(b)). In the event of Plan termination, no part of the assets of the Plan may revert to James River.

NOTE 5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Beginning in 1993, the Plan changed its method of accounting for distributions that have been processed and approved for payment prior to December 31, 1993, but not yet paid as of that date. In accordance with authoritative literature, such distributions, which were not material, have been excluded in the determination of net assets available for benefits and distributions to Participants.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 filed for the Plan:

                                                  December 31, 1993
Net  assets  available  for benefits per
  the financial  statements						 				 											      $52,243,457

Amounts allocated to withdrawing Participants            (1,099,133)

  Net assets available for benefits per the Form 5500   $51,144,324

The following is a reconciliation of distributions to Participants per the financial statements to the Form 5500 filed for the Plan:
                                                         Year Ended
                                                  December 31, 1993
Distributions to Participants per
  the financial statements                              $3,328,192
Amounts allocated to withdrawing Participants as of
  December 31, 1993                                      1,099,133

  Distributions to Participants per the Form 5500       $4,427,325

NOTE 6.   TAX STATUS

The Internal Revenue Service has issued a favorable determination letter with respect to the qualification of the Plan under section 401(a) of the Internal Revenue Code. The Plan has been amended after receipt of the determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed to comply with the applicable requirements of the Internal Revenue Code.

NOTE 7.   CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of temporary cash investments held by the Trustee in excess of the Federal Depository Insurance Corporation insurance limit; the Executive Life contract; the State Street Bank G-STIF; and the T. Rowe Price Contract. The Plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.

NOTE 8.   SUBSEQUENT EVENTS

(a)  Change in Plan Trustee:
     Effective April 1, 1994, the Company has entered into an Agreement of Trust naming The Bank of New York as the Plan's trustee.

(b)  Plan Merger:
     Effective July 1, 1994, the Plan will be merged into the James River Corporation of Virginia StockPlus Investment Plan (the
     "StockPlus  Plan").   Persons  who  have  accounts  in  the   Plan
     immediately  before July 1, 1994 are referred to as  "Former  JRII
     Employees."   A  Former JRII Employee may invest  in  any  of  the
     available investment funds the portion of his before-tax and after-tax contributions that is attributable to assets transferred from
     the   Plan.    Subject  to  certain  exceptions,  other   accounts
     transferred from the Plan shall be invested according to the rules in effect for contributions made to the Plan before July 1, 1994. The Executive Life Insurance Company Fixed Income Fund, which was maintained under the Plan, is considered a frozen investment fund under the StockPlus Plan and no amounts may be contributed to or
     transferred  to  that  investment  fund.   No  transfers,   loans,
     withdrawals, or distributions may be made from the Executive Life Insurance Company Fixed Income Fund under the StockPlus Plan.

     Also effective July 1, 1994, the Company has appointed The Bank of New York to serve as trustee and Wyatt Asset Services, Inc. to serve as recordkeeper for the StockPlus Plan.

       JAMES RIVER II SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
    ITEM 27(a)  -  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           December 31, 1993

Identity of Issue   Description of Investment     Cost       Current
                                                              Value

James River         1,131,409 shares           $25,059,985 $21,779,623
Corporation of
Virginia Common
Stock, $.10 par
value

T. Rowe Price       Managed GIC Common Trust     2,777,156   2,777,156
                    Fund; interest rate --
                    average of managed pool;
                    maturity date -- no
                    specific date

State Street Bank   Government Short-Term       18,125,459  18,172,452
and Trust           Investment Fund; interest
                    rate -- average of
                    investment pool, maturity
                    date -- no specific date

Executive Life      Guaranteed interest          8,629,155   7,334,782
Insurance Company   contract deposit
                    agreement, 9.08%, various
                    maturity dates

Participant loans   6% to 14.6%; various                --     582,786
                    maturity dates


            JAMES RIVER II SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
               ITEM 27(d)  -  SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1993
  Identity of Party                                                     Expense
Involved/Description                                         Number of  Incurred
      of Asset          Purchase              Selling         Transac-    with                     Net Gain
                         Price                 Price           tions   Transactions   Cost          (Loss)

T. Rowe Price Managed  $2,141,218                  --             4       --        $2,141,218        --
GIC Fund

T. Rowe Price Managed          --            $777,955             1       --           777,955        --
GIC Fund

State Street Bank &            --           4,390,743             6       --         4,390,743        --
Trust

Nations Prime           3,244,688                  --           120       --         3,244,688        --
Portfolio Trust A
Shares

Nations Prime                  --           2,837,411            33       --         2,837,411        --
Portfolio Trust A
Shares

EXHIBITS TO ANNUAL REPORT ON FORM 11-K

The exhibits  listed  below  are  filed  as  part  of  this  Annual  Report  on
Form 11-K.   Each  exhibit  is  listed according  to  the  number  assigned  to it in the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
Number                             Description

4(a) James River II, Inc. (formerly Crown Zellerbach) Salaried Employees Retirement Savings Plan, amended and restated as of
         May 5, 1986 (incorporated by reference to Exhibit 4(b) to the Annual Report on Form 11-K for the Crown Zellerbach Salaried
         Employees  Retirement  Savings  Plan  for  the  year  ended   December
         31, 1986).

4(b) Amendments to the James River II, Inc. Salaried Employees Retirement Savings Plan, dated August 10, 1987, and January
         7,  1988  (incorporated  by  reference  to  Exhibits  4(b)  and  4(c), respectively, to the Annual Report on Form 11-K for the Crown Zellerbach Salaried Employees Retirement Savings Plan for the year ended December 31, 1987).

4(c) Amendments to the James River II, Inc. Salaried Employees Retirement Savings Plan, dated May 20, 1988, and June 1, 1988 (incorporated by reference to Exhibits 4(d) and 4(e), respectively, to the James River Registration Statement on Form S-8 (File No. 33-25851), dated December 1, 1988).

4(d) Amendments to the James River II, Inc. Salaried Employees Retirement Savings Plan, dated April 1, 1989, November 15, 1989, and February 23, 1990 (incorporated by reference to Exhibits 4(f), 4(g), and 4(h), respectively, to the Annual Report on Form 11-K for the James River II, Inc. Salaried
         Employees  Retirement  Savings  Plan  for  the  year  ended   December
         31, 1989).

4(e) Amendment to the James River II, Inc. Salaried Employees Retirement Savings Plan, dated April 1, 1990 (incorporated by
         reference   to   Exhibit   10(m)  to  the   James   River   Transition
         Report on Form 10-K for the transition period from April 30, 1990, to December 30, 1990).

4(f)     Amendments   to   the   James  River  II,  Inc.   Salaried   Employees
         Retirement   Savings  Plan,  dated  October  1,  1990  and   May   10,
         1991  (incorporated  by  reference  to  Exhibits  4(e)  and  4(f)   to
         the  Annual  Report  on  Form  11-K  for  the  James  River  II,  Inc.
         Salaried Employees Retirement Savings Plan for the year ended December 31, 1990).

4(g) Amendment to the James River II Salaried Employees Retirement Savings Plan, dated January 1, 1993 (incorporated by reference to Exhibit 4(g) to the Annual Report on Form 11-K for the James River II Salaried Employees Retirement Savings Plan for the year ended December 31, 1992).

4(h)     Amendment   to  the  James  River  II  Salaried  Employees  Retirement
         Savings Plan, dated October 1, 1993, filed herewith.

4(i)     James    River   Corporation   of   Virginia   StockPlus    Investment
         Plan, amended and restated effective July 1, 1994 (incorporated by reference to Exhibit 4(h) to the Annual
         Report   on   Form   11-K   for  the  James   River   Corporation   of
         Virginia  Stock  Purchase  Plan  for  the  year  ended  December   31,
         1993).

10(a) Group Annuity Contract between the James River II, Inc. Salaried Employees Retirement Savings Plan and Executive Life
         Insurance Company, issued as of September 29, 1989 (incorporated by reference to Exhibit 10(a) to the Annual Report on Form 11-K for the James River II, Inc. Salaried
         Employees  Retirement  Savings  Plan  for  the  year  ended   December
         31, 1989).

10(b)    Letter   of   authorization   from   James   River   Corporation    of
         Virginia  to  State  Street  Bank  & Trust  Company,  dated  March  8,
         1990   (incorporated   by   reference  to   Exhibit   10(b)   to   the
         Annual Report on Form 11-K for the James River II, Inc. Salaried Employees Retirement Savings Plan for the year ended December 31, 1989).

10(c) Investment Authorization between the James River II, Inc. Salaried Employees Retirement Savings Plan and T. Rowe Price Trust Company, Inc. (incorporated by reference to Exhibit 10(c) to the Annual Report on Form 11-K for the James River II, Inc. Salaried Employees Retirement Savings Plan for the year ended December 31, 1990).

23       Consent of Independent Accountants, filed herewith.

                              SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                JAMES RIVER II SALARIED EMPLOYEES
                                RETIREMENT SAVINGS PLAN



June 20, 1994                   /s/Michael J. Allan
Date                            Michael J. Allan
                                Committee Member


June 20, 1994                   /s/Joseph L. Fischer
Date                            Joseph L. Fischer
                                Committee Member



June 20, 1994                   /s/Daniel J. Girvan
Date                            Daniel J. Girvan
                                Committee Member



June 19, 1994                   /s/Stephen E. Hare
Date                            Stephen E. Hare
                                Committee Member



June 19, 1994                   /s/Joseph T. Piemont
Date                            Joseph T. Piemont
                                Committee Member



June 20, 1994                   /s/Robert C. Williams
Date                            Robert C. Williams
                                Committee Member (Chairman)